International Tower Hill Mines Ltd.
(An Exploration Stage Company)

Consolidated Financial Statements
(Expressed in Canadian dollars)

May 31, 2011, 2010 and 2009

INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The consolidated financial statements and all information in the annual report are the responsibility of the Board of Directors and management. The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and reconciled to United States generally accepted accounting principles. Management maintains the necessary systems of internal controls, policies and procedures to provide assurance that assets are safeguarded and that the financial records are reliable and form a proper basis for the preparation of financial statements.

The Board of Directors ensures that management fulfills its responsibilities for financial reporting and internal control through an Audit Committee. This committee, which reports to the Board of Directors, meets with the independent auditors and reviews the consolidated financial statements.

The consolidated financial statements have been audited by MacKay LLP, Chartered Accountants, who were appointed by the shareholders. The independent auditor’s report outlines the scope of their examination and their opinion on the consolidated financial statements.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with accounting principles generally accepted in Canada and in the United States of America. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions and dispositions of the assets of the Company; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements in accordance with generally accepted accounting principles; providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and providing reasonable assurance that unauthorized acquisition, use or disposition of Company’s assets that could have a material effect on our consolidated financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our consolidated financial statements would be prevented or detected.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of May 31, 2011.

“James Komadina”	“Michael Kinley”
James Komadina,	Michael Kinley,
Chief Executive Officer	Chief Financial Officer

August 26, 2011
Vancouver, Canada

2

INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)
Consolidated Financial Statements
(Expressed in Canadian dollars)

3

CHARTERED ACCOUNTANTS	1100 – 1177 West Hastings Street
Vancouver, BC V6E 4T5
Tel: (604) 687-4511
MacKay LLP	Fax: (604) 687-5805
Toll Free: 1-800-351-0426
www.mackay.ca

Independent Auditor's Report

To the Shareholders of
International Tower Hill Mines Ltd.

We have audited the accompanying consolidated financial statements of International Tower Hill Mines Ltd. and its subsidiaries, which comprise the consolidated balance sheets as at May 31, 2011, May 31, 2010 and May 31, 2009, and the consolidated statements of operations, comprehensive loss, equity and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information. Management's Responsibility for the Consolidated Financial Statements Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of International Tower Hill Mines Ltd. and its subsidiaries as at May 31, 2011, May 31, 2010 and May 31, 2009, and the results of their operations and their cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Emphasis of Matter
Without modifying our opinion, we draw attention to Note 1 to the consolidated financial statements which describes the material uncertainty that may cast significant doubt about the ability of International Tower Hill Mines Ltd. and its subsidiaries to continue as a going concern.

Other matter
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), International Tower Hill Mines Ltd’s internal control over financial reporting as of May 31, 2011, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 26, 2011 expressed an unqualified opinion on International Tower Hill Mines Ltd’s internal control over financial reporting.

Vancouver, Canada	“MacKay LLP”
August 26, 2011	Chartered Accountants

4

CHARTERED ACCOUNTANTS	1100 – 1177 West Hastings Street
Vancouver, BC V6E 4T5
Tel: (604) 687-4511
MacKay LLP	Fax: (604) 687-5805
Toll Free: 1-800-351-0426
www.mackay.ca

Independent Auditors’ Report on Internal Controls under Standards of the
Public Company Accounting Oversight Board (United States)

To the Board of Directors and Shareholders of
International Tower Hill Mines Ltd.

We have audited the internal control over financial reporting of International Tower Hill Mines Ltd. and subsidiaries (the “Company”) as of May 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, including in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of May 31, 2011, based on the COSO criteria.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended May 31, 2011 of the Company and our report dated August 26, 2011 expressed an unqualified opinion on those financial statements.

Vancouver, Canada	“MacKay LLP”
August 26, 2011	Chartered Accountants

5

INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian dollars)
AS AT MAY 31

	2011	2010	2009

ASSETS

Current
Cash and cash equivalents (note 4a)	$111,165,126	$43,460,324	$32,489,341
Marketable securities (note 5)	662,500	360,000	113,750
Accounts receivable	185,733	110,214	76,634
Prepaid expenses	378,492	274,246	166,264
Current assets related to discontinued operations (note 2)	-	13,663	-

	112,391,851	44,218,447	32,845,989

Property and equipment (note 6)	143,571	80,040	69,915
Mineral properties (note 7)	80,169,668	41,849,485	22,363,153
Long-term assets related to discontinued operations (note 2)	-	12,245,690	11,054,413

	$192,705,090	$98,393,662	$66,333,470

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable and accrued liabilities (note 10)	$4,037,428	$1,187,865	$353,775
Current liabilities related to discontinued operations (note 2)	-	85,094	32,898

	4,037,428	1,272,959	386,673

Shareholders’ equity
Share capital (note 8)	215,544,180	124,277,370	79,256,633
Contributed surplus	12,967,996	14,240,223	10,218,728
Deficit	(39,844,514)	(41,396,890)	(23,528,564)

	188,667,662	97,120,703	65,946,797

	$192,705,090	$98,393,662	$66,333,470

Nature and continuance of operations (note 1)
Commitments (note 13)
Subsequent events (note 17)

Approved on behalf of the Directors:

“Hendrik Van Alphen”	Director
“Anton Drescher”	Director

See accompanying notes to the consolidated financial statements

INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Expressed in Canadian dollars)
FOR THE YEAR ENDED MAY 31

	2011	2010	2009

Expenses
Administration (note 10)	$31,544	$29,772	$29,392
Amortization	42,375	28,477	54,597
Charitable donations	64,637	50,640	20,122
Consulting fees (notes 8 and 10)	1,570,146	3,722,579	1,236,468
Insurance	215,228	128,607	79,900
Investor relations (notes 8 and 10)	1,148,359	1,117,835	518,419
Office and miscellaneous	281,840	99,124	94,125
Professional fees (notes 8 and 10)	667,405	614,868	296,384
Property investigations	2,557	395	85,739
Regulatory	188,121	224,143	60,182
Rent (note 10)	167,697	89,473	80,431
Telephone	49,688	24,261	15,890
Travel	210,192	129,035	182,534
Wages and benefits (notes 8 and 10)	5,263,652	5,878,461	2,167,850

Loss before other items	(9,903,441)	(12,137,670)	(4,922,033)

Other items
Gain (loss) on foreign exchange	41,225	(76)	127,283
Interest income	675,146	116,936	126,402
Loss on disposal of property and equipment	-	-	(7,861)
Income from mineral property earn-in	311,312	164,102	-
Spin-out (cost) recovery (note 2)	(593,754)	(138,141)	-
Write-off of mineral property(notes 7b and 7c)	-	(2,372,358)	(1,617,785)
Unrealized gain (loss) on marketable securities (note 5)	182,500	102,250	(133,250)

	616,429	(2,127,287)	(1,505,211)

Loss from continuing operations	(9,287,012)	(14,264,957)	(6,427,244)
Loss from discontinued operations (note 2)	(934,157)	(3,603,369)	(3,346,679)

Net loss and comprehensive loss for the year	$(10,221,169)	$(17,868,326)	$(9,773,923)

Basic and fully diluted loss per share from continuing operations	$(0.12)	$(0.24)	$(0.14)
Basic and fully diluted loss per share from discontinued operations	$(0.01)	$(0.06)	$(0.07)

Weighted average number of shares outstanding	77,550,644	59,603,193	45,089,555

See accompanying notes to the consolidated financial statements

INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)
FOR THE YEAR ENDED MAY 31

	2011	2010	2009

Operating Activities
Loss for the year from continuing operations	$(9,287,012)	$(14,264,957)	$(6,427,244)
Add items not affecting cash:
Amortization	42,375	28,477	54,597
Stock-based compensation (note 8)	3,254,815	7,659,829	2,744,674
Loss on sale of property and equipment	-	-	7,861
Unrealized (gain) loss on marketable securities	(182,500)	(102,250)	133,250
Spin-out recovery	(120,000)	(144,000)	-
Write-off of mineral property	-	2,372,358	1,617,785
(Gain) loss on foreign exchange	(41,225)	76	(127,283)
Changes in non-cash items:
Accounts receivable	(75,519)	(33,580)	(51,801)
Prepaid expenses	(108,943)	(121,548)	82,154
Accounts payable and accrued liabilities	(152,916)	329,568	27,162
Cash used in operating activities of continuing operations	(6,670,925)	(4,276,027)	(1,938,845)
Loss for the year from discontinued operations	(934,157)	(3,603,369)	(3,346,679)
Add items not affecting cash:
Stock-based compensation	756,202	2,241,363	1,356,730
Write-off of mineral property	-	-	1,002,438
(Gain) loss on foreign exchange	(20,318)	7,181	(54,275)
Changes in non-cash items:
Accounts receivable	-	(97)	-
Cash used in operating activities of discontinued operations	(198,273)	(1,354,922)	(1,041,786)

Financing Activities
Issuance of share capital	118,079,019	39,634,008	37,913,974
Share issuance costs	(4,261,094)	(1,293,968)	(977,586)
Cash provided by financing activities of continuing operations	113,817,925	38,340,040	36,936,388
Additional funding to Corvus	(764,512)	-	-
Cash transferred on Plan of Arrangement (note 2)	(3,300,000)	-	-
Cash used in financing activities of discontinued operations	(4,064,512)	-	-

Investing Activities
Expenditures on mineral properties	(35,896,786)	(21,303,867)	(11,294,605)
Expenditures on property and equipment	(105,906)	(41,248)	(27,826)
Cash used in investing activities of continuing operations	(36,002,692)	(21,345,115)	(11,322,431)
Expenditures on mineral properties, net of costs recovered	616,684	(348,850)	(1,208,159)
Cash provided by (used in) investing activities of discontinued operations	616,684	(348,850)	(1,208,159)

Effect of foreign exchange on cash of continuing operations	186,277	(34,166)	149,957
Effect of foreign exchange on cash of discontinued operations	20,318	(9,977)	54,275

Increase in cash and cash equivalents	67,704,802	10,970,983	21,629,399
Cash and cash equivalents, beginning of year	43,460,324	32,489,341	10,859,942

Cash and cash equivalents, end of year	$111,165,126	$43,460,324	$32,489,341
Supplemental cash flow information (note 16)

See accompanying notes to the consolidated financial statements

INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)
Consolidated Statements of Equity
(Expressed in Canadian dollars)

			Number of	Share
	Number of	Share Capital	shares	Capital	Contributed
	shares (Old)	(Old)	(New)	(New)	Surplus	Deficit	Total

Balance, May 31, 2008	39,943,892	$40,586,229	-	$-	$7,024,590	$(13,754,641)	$33,856,178
Private placements	4,200,000	10,500,000	-	-	-	-	10,500,000
Exercise of warrants	11,017,044	25,640,916	-	-	-	-	25,640,916
Exercise of options	792,037	1,773,058	-	-	-	-	1,773,058
Stock-based compensation	-	-	-	-	4,101,404	-	4,101,404
Agent’s compensation warrants	-	(286,805)	-	-	286,805	-	-
Reallocation from contributed surplus	-	1,194,071	-	-	(1,194,071)	-	-
Shares issued for property acquisition	505,000	826,750	-	-	-	-	826,750
Share issuance costs	-	(977,586)	-	-	-	-	(977,586)
Net loss	-	-	-	-	-	(9,773,923)	(9,773,923)
Balance, May 31, 2009	56,457,973	79,256,633	-	-	10,218,728	(23,528,564)	65,946,797
Private placements	6,286,248	33,630,650	-	-	-	-	33,630,650
Exercise of warrants	245,901	725,408	-	-	-	-	725,408
Exercise of options	2,907,800	5,277,950	-	-	-	-	5,277,950
Stock-based compensation	-	-	-	-	9,901,192	-	9,901,192
Reallocation from contributed surplus	-	5,879,697	-	-	(5,879,697)	-	-
Shares issued for property acquisition	220,000	801,000	-	-	-	-	801,000
Share issuance costs	-	(1,293,968)	-	-	-	-	(1,293,968)
Net loss	-	-	-	-	-	(17,868,326)	(17,868,326)
Balance, May 31, 2010	66,117,922	124,277,370	-	-	14,240,223	(41,396,890)	97,120,703
Exercise of warrants	48,099	141,892	-	-	-	-	141,892
Exercise of options	1,062,200	1,867,950	-	-	-	-	1,867,950
Stock-based compensation	-	-	-	-	3,885,118	-	3,885,118
Reallocation from contributed surplus	-	2,252,099	-	-	(2,252,099)	-	-
Share issuance costs	-	(8,657)	-	-	-	-	(8,657)
Transfer of Nevada and Other Alaska Business to Corvus	-	-	-	-	(24,599,328)	11,773,545	(12,825,783)
Working capital contribution to Corvus	-	-	-	-	(3,300,000)	-	(3,300,000)
Distribution of the common shares of Corvus to ITH shareholders as a return of capital	-	(27,899,328)	-	-	27,899,328	-	-
Exchange of old shares of ITH for new shares of ITH at a ratio of 1:1	(67,228,221)	(100,631,326)	67,228,221	100,631,326	-	-	-
Adjustment due to rounding	-	-	(107)	-	-	-	-
Private placement	-	-	17,505,805	109,434,227	-	-	109,434,227
Exercise of options	-	-	1,915,000	6,634,950	-	-	6,634,950
Stock-based compensation	-	-		-	190,868	-	190,868
Reallocation from contributed surplus	-	-	-	3,096,114	(3,096,114)	-	-
Share issuance costs	-	-	-	(4,252,437)	-	-	(4,252,437)
Net loss	-	-	-	-	-	(10,221,169)	(10,221,169)

Balance, May 31, 2011	-	$-	86,648,919	$215,544,180	$12,967,996	$(39,844,514)	$188,667,662

See accompanying notes to the consolidated financial statements

INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEARS ENDED MAY 31, 2011, 2010 AND 2009

1.	NATURE AND CONTINUANCE OF OPERATIONS

International Tower Hill Mines Ltd. (“ITH” or the “Company”) is in the business of acquiring, exploring and evaluating mineral properties, and either joint venturing or developing these properties further or disposing of them when the evaluation is completed. At May 31, 2011, the Company was in the exploration stage and controls a 100% interest in its Livengood project in Alaska, U.S.A.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) on a going-concern basis, which presume the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. The Company’s ability to continue as a going-concern is dependent upon achieving profitable operations and/or obtaining additional financing. During the current year, the Company has raised $118,079,019 (2010 - $39,634,008; 2009 - $37,913,974) through the issuance of common shares and has working capital at May 31, 2011 of $108,354,423 (2010 - $42,945,488; 2009 - $32,459,316) which is considered sufficient to fund its operations and exploration program for the ensuing year. These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

The business of mining and exploration involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The Company has no source of revenue, and has significant cash requirements to meet its administrative overhead and maintain its mineral property interests. The recoverability of amounts shown for mineral properties is dependent on several factors. These include the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of these properties, and future profitable production or proceeds from disposition of mineral properties. The carrying values of the Company’s mineral property interests do not reflect current or future values.

2.	DISCONTINUED OPERATIONS AND TRANSFER OF MINERAL PROPERTIES

On August 26, 2010, the Company completed a Plan of Arrangement (the “Arrangement”) under the British Columbia Business Corporation Act pursuant to which it indirectly transferred all of its existing Alaska assets (other than the Livengood project and associated assets), being the Chisna, West Pogo, Terra and LMS properties and related assets, and its Nevada assets, being the North Bullfrog property and related assets, (collectively, the “Nevada and Other Alaska Business”) to a new public company, Corvus Gold Inc. (“Corvus”). Under the Arrangement, each shareholder of ITH received (as a return of capital) one Corvus common share for every two ITH common shares held as at the effective date of the Arrangement and exchanged each old common share of ITH for a new common share of ITH. As part of the Arrangement, ITH transferred its wholly-owned subsidiaries, Raven Gold Alaska Inc. (“Raven Gold”), incorporated in Alaska, United States, and Corvus Gold Nevada Inc. (formerly “Talon Gold Nevada Inc.”), incorporated in Nevada, United States, (which held the North Bullfrog property) to Corvus. As a consequence of the completion of the Arrangement, Corvus now holds the Terra, Chisna, LMS, West Pogo and North Bullfrog properties (the “Spin-out Properties”).

The Company did not realize any gain or loss on the transfer of the Nevada and Other Alaska Business, which was comprised of a working capital contribution of $3,300,000 and the other Nevada and Other Alaska Business assets and liabilities as at the effective date of the Arrangement. Costs of the Arrangement, comprised principally of legal and regulatory expense, amounted to expenses of $593,754 (2010 - $138,141; 2009 - $nil).

The Arrangement was approved by a favourable vote of ITH’s shareholders at a special meeting held on August 12, 2010.

INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEARS ENDED MAY 31, 2011, 2010 AND 2009

2.	DISCONTINUED OPERATIONS AND TRANSFER OF MINERAL PROPERTIES (cont’d)

The Company has, in accordance with CICA 3475, “Disposal of Long-lived Assets and Discontinued Operations”, accounted for the financial results associated with the Nevada and Other Alaska Business up to the date of the Arrangement as discontinued operations in these consolidated financial statements and has reclassified the related amounts for the current and prior years.

The amount recognized as loss from discontinued operations includes the direct operating results of the Nevada and Other Alaska Business and an allocation of head office general and administrative expense. The allocation of head office general and administrative expense was calculated on the basis of the ratio of costs incurred on the Spin-out Properties in each period presented as compared to the costs incurred on all mineral properties of the Company in each of the periods. Management cautions readers of these financial statements that the allocation of expenses does not necessarily reflect future general and administrative expenses.

The following table shows the results related to discontinued operations for the years ended May 31, 2011, 2010 and 2009. Included therein is $756,202 (2010 - $2,241,363; 2009 - $1,356,730) of stock-based compensation (“SBC”) charges:

	2011	2010	2009

Administration	$1,780	$8,712	$14,529
Charitable donations	5,413	14,819	9,946
Consulting fees	265,721	1,089,274	611,204
Foreign exchange (gain) loss	(20,318)	7,181	(54,275)
Insurance	10,099	37,633	39,496
Investor relations	130,737	327,092	256,261
Office and miscellaneous	7,214	29,614	46,527
Professional fees	40,741	182,477	146,507
Property investigations	291	83	34,455
Regulatory	3,816	66,040	30,151
Rent	5,302	26,180	39,758
Telephone	2,418	7,099	7,854
Travel	5,625	37,757	90,230
Wages and benefits	475,318	1,769,408	1,071,598
Write-off of mineral properties	-	-	1,002,438

	$934,157	$3,603,369	$3,346,679

The transfer of the assets is summarized in the table below:

	August 25, 2010	May 31, 2010	May 31, 2009

Cash and cash equivalents	$1,203,240	$-	$-
Accounts receivable	199	97	-
Prepaid expenses	3,200	13,566	-
Mineral Properties	12,392,408	12,245,690	11,054,413
Accounts payable	(773,264)	(85,094)	(32,898)

Net assets transferred to Corvus	$12,825,783

INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEARS ENDED MAY 31, 2011, 2010 AND 2009

3.	SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies used by management in the preparation of these consolidated financial statements in accordance with Canadian GAAP.

	a)	Basis of consolidation

These consolidated financial statements include the accounts of International Tower Hill Mines Ltd. (a British Columbia corporation) and its wholly owned subsidiaries Tower Hill Mines, Inc. (formerly “Talon Gold Alaska, Inc.”) (“TH Alaska”) (an Alaska corporation), Tower Hill Mines (US) LLC (formerly “Talon Gold (US) LLC”) (a Colorado limited liability company), and 813034 Alberta Ltd. (an Alberta corporation). All intercompany transactions and balances have been eliminated.

	b)	Cash equivalents

The Company considers cash equivalents to consist of highly liquid investments that are cashable on demand, and which are subject to insignificant credit and interest rate risk.

	c)	Marketable securities

Marketable securities are classified as held-for-trading, and are carried at quoted market value, where applicable, or at an estimate of fair value. Resulting realized and unrealized gains or losses, net of applicable income taxes, are reflected in operations.

	d)	Foreign currency translation

Monetary assets and liabilities are translated at period-end exchange rates; other assets and liabilities have been translated at the rates prevailing at the date of transaction. Revenue and expense items, except for amortization, are translated at the average rate of exchange for the year. Amortization is converted using rates prevailing at dates of acquisition. Gains and losses from foreign currency translation are included in the Consolidated Statements of Operations and Comprehensive Loss.

	e)	Property and equipment

Property and equipment are stated at cost, net of accumulated amortization. Amortization is recorded over the estimated useful life of the assets at the following annual rates:

Computer equipment	-	30% declining balance
Computer software	-	3 years straight line
Furniture and equipment	-	20% declining balance
Leasehold improvements	-	straight-line over the lease term

Additions during the period are amortized at one-half the annual rates.

f)	Mineral properties

Mineral properties consist of mining claims, leases and options. Acquisition option payments, leasehold and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonment. If the property is put into production, the costs of acquisition and exploration will be written-off over the life of the property, based on estimated economic reserves. Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs will be written-off to operations in the period of abandonment.

INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEARS ENDED MAY 31, 2011, 2010 AND 2009

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

	f)	Mineral properties (cont’d)

Recorded costs of mineral properties and deferred exploration and development expenditures are not intended to reflect present or future values of mineral properties.

Deferred costs related to mineral property interests are periodically reviewed for impairment. A review for potential impairment is subject to potentially material measurement uncertainty. If a review indicates that a mineral property interest has been impaired the related deferred costs are written-down or written-off.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, based on industry norms for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and inadvertent non-compliance with regulatory requirements.

	g)	Asset retirement obligations

Asset retirement obligations are recognized for legal obligations related to the retirement of long-lived tangible assets that arise from the acquisition, construction, development or normal operation of such assets. A liability for an asset retirement obligation is recognized in the period in which it is incurred and when a reasonable estimate of the fair value of the liability can be made with the corresponding asset retirement cost recognized by increasing the carrying amount of the related long-lived asset. The asset retirement cost is subsequently allocated in a rational and systematic method over the underlying asset’s useful life. The initial fair value of the liability is accreted, by charges to operations, to its estimated future value.

	h)	Share capital

The Company has adopted the residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the more easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component.

The fair value of the common shares issued in the private placements was determined to be the more easily measurable component and these were valued at their fair value, as determined by the closing quoted bid price on the announcement date. The balance, if any, was allocated to the attached warrants. Any fair value attributed to the warrants is recorded as warrants.

Share capital issued as non-monetary consideration other than certain related party transactions is recorded at the fair market value of the shares issued, which is determined by the Board of Directors of the Company and is generally based on the trading price of the shares at the time an agreement to issue shares has been reached.

Share issuance costs incurred on the issuance of the Company’s shares are charged directly to share capital.

INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEARS ENDED MAY 31, 2011, 2010 AND 2009

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

	i)	Loss per share

Basic loss per share is calculated using the weighted average number of shares outstanding during the year. Diluted loss per share has not been presented separately as the outstanding options and warrants are anti-dilutive for each of the years presented.

The Company uses the treasury stock method of calculating fully diluted per share amounts whereby any proceeds from the exercise of stock options or other dilutive instruments are assumed to be used to purchase common shares at the average market price during the year.

	j)	Income tax

Income taxes are accounted for using the future income tax method. Under this method income taxes are recognized for the estimated income taxes payable for the current year and future income taxes are recognized for temporary differences between the tax and accounting bases of assets and liabilities and for the benefit of losses available to be carried forward for tax purposes. Future income tax assets and liabilities are measured using tax rates expected to apply in the years in which the temporary differences are expected to be recovered or settled. To the extent that future income tax assets are not considered more likely than not to be realized, a valuation allowance is recorded.

	k)	Stock-based compensation

The Company accounts for stock-based compensation (“SBC”) using a fair value based method with respect to all stock-based payments measured and recognized to directors, employees and non- employees. For directors and employees, the fair value of the options is measured at the date of grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is completed or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. The fair value of the options is accrued and charged either to operations or mineral properties, with the offset credit to contributed surplus. For directors and employees the options are recognized over the vesting period, and for non-employees the options are recognized over the related service period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital. The Company has not incorporated an estimated forfeiture rate for stock options that will not vest; rather the Company accounts for actual forfeitures as they occur.

	l)	Measurement uncertainty

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Actual results could differ from those reported.

Significant areas requiring the use of management estimates include the rates of amortization for property and equipment, the recoverability of mineral properties, the assumptions used in the determination of the fair value of financial instruments and SBC, asset retirement obligation estimates, allocation of administrative expenses to discontinued operations, and the determination of the valuation allowance for future income tax assets and accruals. Management believes the estimates are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows.

INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEARS ENDED MAY 31, 2011, 2010 AND 2009

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

	m)	Joint venture accounting

Where the Company’s exploration and development activities are conducted with others, the accounts reflect only the Company’s proportionate interest in such activities.

	n)	Financial Instruments – Recognition and Measurement; Disclosure and Presentation

All financial instruments are classified into one of the following five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification. All financial instruments, including derivatives, are included on the balance sheet and are measured at fair market value upon inception with the exception of certain related party transactions. Held-for-trading financial instruments are measured at fair value and all gains and losses are included in operations in the period in which they arise. Available-for-sale financial assets are measured at fair value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet. Loans and receivables, held-to-maturity investments and other financial liabilities are measured at amortized cost using the effective interest method. Gains and losses upon inception, de-recognition, impairment write-downs and foreign exchange translation adjustments are recognized immediately. Transaction costs related to financial instruments will be expensed in the period incurred.

The Company classified its financial instruments as follows:

		•	Cash and cash equivalents are classified as held-for-trading.
		•	Accounts receivable are classified as loans and receivables.
		•	Marketable securities are classified as held-for-trading.
		•	Accounts payable and accrued liabilities are classified as other liabilities.

o)	Comprehensive Income

Comprehensive income is the change in shareholders’ equity during a year from transactions and other events from non-owner sources. This standard requires certain gains and losses that would otherwise be recorded as part of the net earnings to be presented in other “comprehensive income” until it is considered appropriate to recognize into net earnings. This standard requires the presentation of comprehensive income, and its components in a separate financial statement that is displayed with the same prominence as the other financial statements. There are no material differences between comprehensive income (loss) and net loss for the years reported.

p)	Future accounting changes

(i) International Financial Reporting Standards (“IFRS”)

In 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed that the transition to IFRS from Canadian GAAP will be effective for fiscal years beginning on or after January 1, 2011 for publicly accountable enterprises. The Company will therefore be required to present IFRS financial statements for its August 31, 2011 interim consolidated financial statements. The effective date will require the restatement for comparative purposes of amounts reported by the Company for the interim periods for the year ended May 31, 2011. The Company is currently evaluating the impact of the conversion on the Company’s consolidated financial statements and is considering accounting policy choices available under IFRS.

INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEARS ENDED MAY 31, 2011, 2010 AND 2009

4.	RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

Fair Value of Financial Instruments

The carrying values of cash and cash equivalents, marketable securities, accounts receivable and accounts payable and accrued liabilities approximate their fair values due to the short-term maturity of these financial instruments.

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

Fair Value Hierarchy

Financial instruments recorded at fair value on the Consolidated Balance Sheets are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 –	valuation based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 –

valuation techniques based on inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 –	valuation techniques using inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

The following table presents the financial instruments recorded at fair value in the Consolidated Balance Sheets, classified using the fair value hierarchy described above:

2011	Level 1	Level 2	Level 3

Cash and cash equivalents	$111,165,126	$-	$-
Marketable securities	$662,500	$-	$-

2010	Level 1	Level 2	Level 3

Cash and cash equivalents	$43,460,324	$-	$-
Marketable securities	$360,000	$-	$-

2009	Level 1	Level 2	Level 3

Cash and cash equivalents	$32,489,341	$-	$-
Marketable securities	$113,750	$-	$-

INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEARS ENDED MAY 31, 2011, 2010 AND 2009

4.	RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (cont’d)

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

	a)	Credit risk

Credit risk is the risk of financial loss to the Company if a counter-party to a financial instrument fails to meet its contractual obligations. The Company manages credit risk, in respect of cash and cash equivalents, by purchasing highly liquid, short-term investment-grade securities held at a major Canadian financial institution in accordance with the Company’s investment policy. The Company has no asset backed securities.

The Company’s concentration of credit risk and maximum exposure thereto is as follows relating to financial assets:

	2011	2010	2009

Cash and cash equivalents	$111,165,126	$43,460,324	$32,489,341
Accounts receivable	$185,733	$110,214	$76,634

At May 31, 2011, the Company held a total of $102,310,928 (2010 - $26,537,499; 2009 - $10,044,000) cash equivalents which consist of interest saving accounts and Guaranteed Investment Certificates (“GICs”):

	Quantity	Maturity Date	Annual Yield

Renaissance High Interest Savings	$20,094,209	N/A	N/A
RBC Investment Savings	22,648,719	N/A	N/A
TD Mortgage Corporation (GIC)	42,068,000	April 16, 2012	1.36%
Advisor’s Advantage Trust	17,500,000	May 7, 2012	1.30%

	$102,310,928

The Company’s cash and cash equivalents at May 31, 2011 consists of $109,519,134 in Canada and $1,645,992 in the United States. Concentration of credit risk exists with respect to the Company’s Canadian cash and cash equivalents as all amounts are held at two major Canadian financial institutions. Credit risk with regard to cash held in the United States is mitigated as the amount held in the United States is only sufficient to cover short-term requirements. With respect to receivables at May 31, 2011, the Company is not exposed to significant credit risk as the majority are from governmental agencies and interest accruals.

b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company’s approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due. The Company manages its liquidity risk by forecasting cash flows for operations and anticipated investing and financing activities. The Company normally maintains sufficient cash and cash equivalents to meet the Company’s business requirements. At May 31, 2011, the Company had accounts payable and accrued liabilities of $4,037,428 (2010 - $1,187,865; 2009 - $353,775), which are all payable within six months and are expected to be settled from available working capital as they come due.

INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEARS ENDED MAY 31, 2011, 2010 AND 2009

4.	RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (cont’d)

	c)	Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, foreign currency risk, and other price risk.

		(i)	Interest rate risk

The Company’s cash and cash equivalents consists of cash held in bank accounts and short term deposit certificates of GIC’s with two major Canadian financial institutions that earn interest at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values as of May 31, 2011. Future cash flows from interest income on cash and cash equivalents will be affected by interest rate fluctuations. The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity. The Company’s sensitivity analysis suggests that a 0.5% change in interest rates would affect interest income by approximately $298,000.

		(ii)	Foreign currency risk

The Company is exposed to foreign currency risk to the extent that certain monetary financial instruments and other assets are denominated in United States dollars. The Company has not entered into any foreign currency contracts to mitigate this risk, as it believes this risk is minimized by the minimal amount of cash held in United States funds, nor entered into any hedging arrangements with respect to mineral property expenditure commitments denominated in United States dollars. The Company’s sensitivity analysis suggests that a consistent 9% change in the absolute rate of exchange for the United States dollars, the foreign currency for which the Company has net assets employed, would affect net assets and foreign exchange gain (loss) by approximately $1,732,000. As at May 31, 2011, the Company had the following financial instruments in USD:

	CAD equivalent	USD

Cash	$3,876,879	$4,002,559
Accounts payable and accrued liabilities	$3,855,538	$3,980,527

As at May 31, 2011, USD amounts were converted at a rate of USD 1 to CAD 0.9686.

(iii)	Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from interest rate risk or foreign exchange risk. The Company’s investment in marketable securities is exposed to such risk.

5.	MARKETABLE SECURITIES

	2011	2010	2009
Millrock Resources Inc.	$422,500	$273,000	$113,750
Ocean Park Ventures Corp.	240,000	87,000	-
	$662,500	$360,000	$113,750

INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEARS ENDED MAY 31, 2011, 2010 AND 2009

5.	MARKETABLE SECURITIES (cont’d)

On April 4, 2008 the Company sold its South Estelle, Alaska property to Millrock Resources Inc. (“Millrock”) for 650,000 Millrock shares or $247,000 based upon their market value on that date of $0.38 per share.

On March 15, 2010, the Company received the initial 200,000 common shares of Ocean Park Ventures Corp. (“OPV”), valued on that date at $0.72 per share or $144,000, in consideration for providing the resources for Raven Gold to enter into a joint venture with an Alaskan subsidiary of OPV on the Chisna property, Alaska. The Company received an additional 200,000 common shares of OPV on March 15, 2011, valued on that date at $0.60 per share at $120,000.

Fair value adjustment for the year ended May 31, 2011, amounted to an unrealized gain of $182,500 (2010 – $102,250; 2009 - $133,250 loss).

6.	PROPERTY AND EQUIPMENT

		2011
		Accumulated	Net Book
	Cost	Amortization	Value

Furniture and equipment	$54,407	$9,013	$45,394
Computer equipment	185,290	87,113	98,177
Computer software	89,476	89,476	-
Leasehold improvements	17,061	17,061	-

	$346,234	$202,663	$143,571

		2010
		Accumulated	Net Book
	Cost	Amortization	Value

Furniture and equipment	$8,215	$3,700	$4,515
Computer equipment	125,576	60,148	65,428
Computer software	89,476	89,476	-
Leasehold improvements	17,061	6,964	10,097

	$240,328	$160,288	$80,040

		2009
		Accumulated	Net Book
	Cost	Amortization	Value

Furniture and equipment	$8,215	$2,629	$5,586
Computer equipment	84,328	41,579	42,749
Computer software	89,476	82,172	7,304
Leasehold improvements	17,061	2,785	14,276

	$199,080	$129,165	$69,915

INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEARS ENDED MAY 31, 2011, 2010 AND 2009

7.	MINERAL PROPERTIES

Accumulated costs in respect of mineral tenures and mineral rights owned, leased or under option, consist of the following:

	Siwash
	Silver
	Leases	BMP	Coffee Dome	Livengood	Total
	(note 7(a))	(note 7(b))	(note 7(c)(ii))	(note 7(c)(i))

Balance, May 31, 2009	$1	$573,139	$1,074,197	$20,715,816	$22,363,153
Acquisition costs:
Cash payments	-	-	-	-	-
Common shares issued	-	-	-	-	-
	-	-	-	-	-
Deferred exploration costs:
Advance to contractors	-	-	-	(3,215)	(3,215)
Aircraft services	-	-	-	21,939	21,939
Assay	-	-	140,241	2,977,431	3,117,672
Drilling	-	-	268,280	9,457,688	9,725,968
Equipment rental	-	-	60,041	861,873	921,914
Field costs	-	19	33,124	2,559,742	2,592,885
Geological	-	-	109,687	3,770,767	3,880,454
Land maintenance & tenure	-	1,193	97,952	1,158,079	1,257,224
Legal	-	1,790	-	80,455	82,245
Transportation	-	-	12,695	128,779	141,474
Travel	-	-	-	120,130	120,130
	-	3,002	722,020	21,133,668	21,858,690
Total expenditures for the year	-	3,002	722,020	21,133,668	21,858,690
Property write-off	-	(576,141)	(1,796,217)	-	(2,372,358)
Balance, May 31, 2010	1	-	-	41,849,484	41,849,485
Acquisition costs:
Cash payments	-	-	-	31,170	31,170
Common shares issued	-	-	-	-	-
	-	-	-	31,170	31,170
Deferred exploration costs:
Advance to contractors	-	-	-	276,555	276,555
Aircraft services	-	-	-	346,593	346,593
Assay	-	-	-	3,500,229	3,500,229
Drilling	-	-	-	13,626,871	13,626,871
Field costs	-	-	-	5,281,369	5,281,369
Equipment rental	-	-	-	2,016,613	2,016,613
Geological	-	-	-	9,970,789	9,970,789
Land maintenance & tenure	-	-	-	2,658,138	2,658,138
Legal	-	-		57,985	57,985
Transportation	-	-	-	318,609	318,609
Travel	-	-	-	235,262	235,262
	-	-	-	38,289,013	38,289,013
Total expenditures for the year	-	-	-	38,320,183	38,320,183
Balance, May 31, 2011	$1	$-	$-	$80,169,667	$80,169,668

INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEARS ENDED MAY 31, 2011, 2010 AND 2009

7.	MINERAL PROPERTIES (cont’d)

	a)	Siwash Silver Claims, B.C.

On September 22, 2006, the Company entered into a letter agreement with Ravencrest Resources Inc. (“Ravencrest”) whereby Ravencrest will acquire all of the Company’s interest in 97 mineral claims and one lot in exchange for the Company retaining a 5% Net Smelter Returns (“NSR”) Royalty and Ravencrest’s assumption of all liabilities and risks concerning the property. The original mining venture agreement dated March 31, 2005 between the Company and Ravencrest was also terminated. Accordingly, the Company wrote-down the Siwash Silver Claims to a nominal value of $1, recognizing a charge to operations of $1,030,315 during the year ended May 31, 2007.

	b)	BMP Project, Alaska

In September, 2006, the Company staked a total of 108 Alaska state mining claims at a new location in the Bethel Recording District. The claims cover a base metal target developed from the Company’s exploration program conducted in 2006.

On March 26, 2008, the Company executed an agreement with respect to the exploration and option to lease of key exploration ground adjoining the Company’s BMP claim block from Cook Inlet Region, Inc. (“CIRI”), an Alaska Native Regional Corporation.

The Company and CIRI have signed an Exploration Agreement with an Option to Lease, covering a 6,200 hectare area located immediately adjacent to the eastern side of the Company’s existing BMP claim block. The general terms of the Agreement are as follows:

Exploration Agreement (2 years initial term with automatic 3 years renewal)

•

Payments: Annual rental payment of USD 20,000 per year for the first 2 years (paid), increasing to USD 40,000 for years 3 through 5. At the end of year 2, the Company will be required to reduce the lands subject to the agreement by 50% unless otherwise justifiable geologically, in which case a bonus of USD 5.00 per acre is payable upon the renewal for all lands retained in excess of 3,100 hectares.

• Work Commitments: USD 275,000 in year 1 escalating to USD 500,000 in year 5.
•

Lease Option: Upon having expended a minimum of USD 800,000, drilled 2,500 feet of core drilling and produced a positive pre-feasibility study over an area within the CIRI lands that contains mineralization and may be capable of development into a mine, the Company may elect to enter into a mining lease over the ground that is the subject to the positive pre- feasibility study.

Mining Lease (15 year initial term, and so long thereafter as commercial production continues)

•

Advance Minimum Royalty: Payments of USD 150,000 in years 1 – 3, USD 200,000 in years 4 – 5 and USD 400,000 for year 6 and beyond (unless a feasibility study has been completed). AMR payments are 50% deductible from royalty payments.

•

Sliding Scale Royalty: An NSR Royalty of between 1% and 2.5% before payback and between 3% and 5% (depending upon the gold price) after payback is payable in respect of precious metals, and an NSR Royalty of 1% before payback and 3% after payback is payable in respect of base metals. In both cases, CIRI will have the option to replace the NSR Royalty with a Net Profits Interest Royalty (10% before and 20% after payback).

•

CIRI Participation Option: Upon a production decision being made, CIRI will have the right to acquire up to a 15% working interest in the leased area by contributing 2 times its pro rata share of the cumulative project expenditures by the Company (other than AMR payments) to the date of the exercise of CIRI’s participation option.

INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEARS ENDED MAY 31, 2011, 2010 AND 2009

7.	MINERAL PROPERTIES (cont’d)

	b)	BMP Project, Alaska (cont’d)

The Company will also make annual donations of USD 10,000 (paid USD 20,000) to the CIRI Foundation or other scholarship fund designated by CIRI during the continuance of the exploration.

On October 2, 2009, the Company terminated the option agreement with CIRI due to disappointing exploration results and a desire to focus on the Livengood project. The Company wrote-off $576,141 in associated costs.

	c)	Properties acquired from AngloGold, Alaska

Pursuant to an Asset Purchase and Sale and Indemnity Agreement dated June 30, 2006, as amended on July 26, 2007, (the “AngloGold Agreement”) among the Company, AngloGold Ashanti (U.S.A.) Exploration Inc. (“AngloGold”) and TH Alaska, the Company acquired all of AngloGold’s interest in a portfolio of seven mineral exploration projects in Alaska (then aggregating 246 square kilometres) and referred to as the Livengood, Chisna, Gilles, Coffee Dome, West Pogo, Blackshell, and Caribou properties (the “Sale Properties”) in consideration of cash payment USD 50,000 on August 4, 2006, and the issuance of 5,997,295 common shares, representing approximately 19.99% of the Company’s issued shares following the closing of the acquisition and two private placement financings raising an aggregate of $11,479,348. AngloGold has the right to maintain its percentage equity interest in the Company, on an ongoing basis, provided that such right will terminate if AngloGold’s interest falls below 10% at any time after January 1, 2009.

As further consideration for the transfer of the Sale Properties, the Company granted to AngloGold a 90 day right of first offer with respect to the Sale Properties and any additional mineral properties in Alaska in which the Company acquires an interest and which interest the Company proposes to farm out or otherwise dispose of. If AngloGold’s equity interest in the Company is reduced to less than 10%, then this right of first offer will terminate. Details of the Livengood Property (being the only Sale Property still held by the Company) and the Coffee Dome Property (a Sale Property abandoned in fiscal 2010) are as follows:

(i)	Livengood Property

The Livengood property is located in the Tintina gold belt approximately 110 kilometres north of Fairbanks, Alaska. The property is approximately 145 square kilometres and consists of fee land leased from the Alaska Mental Health Trust, a number of smaller private mineral leases, Alaska state mining claims located by the Company and patented ground held by the Company.

INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEARS ENDED MAY 31, 2011, 2010 AND 2009

7.	MINERAL PROPERTIES (cont’d)

c)	Properties acquired from AngloGold, Alaska (cont’d)

(i)	Livengood Property (cont’d) Details of the leases are as follows:

•

a lease of the Alaska State mineral rights having an initial term of three years, commencing July 1, 2004 (subject to extension for two extensions of three years each) and requires work expenditures of USD 10/acre/year in years 1 – 3, USD 20/acre/year in years 4 – 6 and USD 30/acre/year in years 7 – 9 and advance royalty payments of USD 5/acre/year in years 1 – 3, USD 15/acre/year in years 4 – 6 and USD 25/acre/year in years 7 – 9. An NSR production royalty of between 2.5% and 5.0% (depending upon the price of gold) is payable to the lessor with respect to the lands subject to this lease. In addition, an NSR production royalty of 1% is payable to the lessor with respect to the unpatented federal mining claims subject to the lease below.

•

a lease of State of Alaska mining claims for a term of ten years, commencing on September 11, 2006. The lease requires payments of USD 75,000 on execution (paid), USD 50,000 in each of years 2 – 5 (paid to year 4) and USD 100,000 in each of years 6 – 10 and work expenditures of USD 100,000 in year one (incurred), USD 200,000 in each of years 2 – 5 (incurred to year 4) and USD 300,000 in each of years 6 – 10. An NSR production royalty of between 2% and 5% is payable to the lessors (depending upon the price of gold). The Company may buy all interest in the property subject to the lease (including the retained royalty) for USD 10,000,000.

•

a lease of US federal unpatented claims having an initial term of ten years, commencing on April 21, 2003 and for so long thereafter as mining related activities are carried out. The lease requires a bonus payment of USD 5,000 on signing (paid), and advance royalties of USD 20,000 on execution (paid), USD 30,000 on or before April 21, 2004 (paid), USD 40,000 on or before April 21, 2005 (paid), USD 50,000 on or before April 21, 2006 (paid), USD 40,000 on or before April 21, 2007 (paid) and an additional USD 50,000 on or before each subsequent April 21 during the term (paid USD 200,000). An NSR production royalty of between 2% and 3% (depending on the price of gold) is payable to the lessors. The Company may purchase 1% of the royalty for USD 1,000,000.

•

a lease of patented federal claims having an initial term of ten years, and for so long thereafter as the Company pays the lessors the minimum royalties required under the lease. The lease requires a bonus payment of USD 10,000 on signing (paid), and minimum royalties of USD 10,000 on or before January 18, 2008 (paid), USD 10,000 on or before January 18, 2009 (paid), USD 10,000 on or before January 18, 2010 (paid) and an additional USD 20,000 on or before each of January 18, 2011 through January 18, 2016 (paid USD 20,000 on December 14, 2010) and an additional USD 25,000 on each subsequent January 18 thereafter during the term (all of which minimum royalties are recoverable from production royalties). An NSR production royalty of 3% is payable to the lessors. The Company may purchase all interest of the lessors in the leased property (including the production royalty) for USD 1,000,000 (less all minimum and production royalties paid to the date of purchase), of which USD 500,000 is payable in cash over four years following the closing of the purchase and the balance of USD 500,000 is payable by way of the 3% NSR production royalty.

INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEARS ENDED MAY 31, 2011, 2010 AND 2009

7.	MINERAL PROPERTIES (cont’d)

	c)	Properties acquired from AngloGold, Alaska (cont’d)

		(i)	Livengood Property (cont’d)

Details of the leases are as follows (cont’d):

•

a mining lease of unpatented federal lode mining and federal unpatented placer claims having an initial term of ten years, commencing on March 28, 2007, and for so long thereafter as mining related activities are carried out. The lease requires payment of advance royalties of USD 3,000 on execution (paid), USD 5,000 on or before March 28, 2009 (paid), USD 10,000 on or before March 28, 2010 (paid) and an additional USD 15,000 on or before each subsequent March 28 thereafter during the initial term (all of which minimum royalties are recoverable from production royalties) (paid USD 15,000 on February 15, 2011). The Company is required to pay the lessor the sum of USD 250,000 upon making a positive production decision. An NSR production royalty of 2% is payable to the lessor. The Company may purchase all interest of the lessor in the leased property (including the production royalty) for USD 1,000,000.

(ii)	Coffee Dome Property

The Coffee Dome property is located approximately 15 kilometres northeast of the Fort Knox mine. The property consists of State of Alaska mining claims (2,600 hectares) owned 100% by the Company, State of Alaska mining claims (388.8 hectares) leased from an individual and 1,166.2 hectares of fee lands leased from the University of Alaska (the “University”).

The lease of the State of Alaska mining claims is for an initial term of twenty years, commencing on August 11, 2005 and for so long thereafter as mining related activities are carried out. The lease requires a bonus payment of USD 10,000 on signing (paid), and advance royalties of USD 15,000 on or before December 31, 2005 (paid), USD 25,000 on or before August 11, 2006 (paid) and an additional USD 50,000 on or before each subsequent August 11 during the term (paid USD 150,000). A production payment of USD 500,000 is also payable upon the Company making a positive production decision. An NSR production royalty of between 0.5% and 5% (depending on the price of gold) is payable to the lessor. The Company may purchase 1% of the royalty for USD 2,000,000. The lessor also has the right to receive an NSR production royalty on production of gold of between 0.5% and 5% (depending on the price of gold) and a 3% NSR production royalty on production of minerals other than gold, from any lands acquired by the Company within a defined area of interest. In addition, the lessor is entitled to receive an NSR production royalty on all minerals equal to the greater of 1% and one-half of the difference between 4% and the actual NSR production royalty payable by the Company to a third party with respect to certain defined lands held by such third party upon the Company entering into a mining lease with such third party.

The agreement with the University is a two stage Exploration Agreement with Option to Lease. The Agreement has an effective date of January 1, 2007 and covers approximately 1,166 hectares of land. The key terms of the Agreement (and any resulting mining lease) are as follows:

INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEARS ENDED MAY 31, 2011, 2010 AND 2009

7.	MINERAL PROPERTIES (cont’d)

	c)	Properties acquired from AngloGold, Alaska (cont’d)

		(ii)	Coffee Dome Property (cont’d)

Exploration Agreement: In order to maintain the option to lease in good standing, the Company is required to pay the University USD 117,500 over five years (paid USD 87,500) and incur exploration expenditures totalling USD 400,000 over five years (USD 25,000 commitment for the first year, USD 50,000 for the second year). If the Company does not terminate the option prior to January 1 in any option year, the specified minimum expenditures for that year become a commitment of the Company. The Company is also responsible for all taxes and assessments on the lands subject to the option to lease.

Mining Lease: At any time during the option period, the Company has the right to enter into a mining lease over some or all of the lands subject to the option. The mining lease will have an initial term of 15 years and for so long thereafter as commercial production continues and requires escalating advance royalty payments of USD 30,000 in year 1 to USD 150,000 in year 9 and beyond. Advance royalty payments are credited against 50% of production royalties. The Company is also required to incur escalating minimum mandatory exploration expenditures of USD 125,000 in year 1 to USD 350,000 in year 5 and beyond and to deliver a feasibility study within 10 years of the commencement of the lease. Upon the commencement of commercial production, the Company is required to pay a sliding scale NSR royalty of from 3% (USD 300 and below gold) up to 5% (USD 500 and up gold). The Company will also pay a sliding scale NSR royalty of from 0.5% (USD 450 and below gold) to 1% (USD 450 and above gold) on any federal or Alaska State claims staked by the Company or its affiliates within a 2 mile area of interest surrounding the University land (not including the Company’s existing leased claims).

During the year ended May 31, 2010, the Company decided to terminate the lease and exploration agreement due to disappointing results and wrote-off $1,796,217 in associated costs.

8.	SHARE CAPITAL

Authorized

500,000,000 common shares without par value.

Shareholder rights plan

On August 26, 2009, the Company’s Board of Directors (the “Board”) approved and adopted a Shareholder Rights Plan which was approved by the shareholders on October 15, 2009.

The purpose of the Shareholder Rights Plan is to provide shareholders and the Board with adequate time to consider and evaluate any unsolicited bid made for the Company, to provide the Board with adequate time to identify, develop and negotiate value-enhancing alternatives, if considered appropriate, to any such unsolicited bid, to encourage the fair treatment of shareholders in connection with any take-over bid for the Company and to ensure that any proposed transaction is in the best interest of the Company’s shareholders.

INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEARS ENDED MAY 31, 2011, 2010 AND 2009

8.	SHARE CAPITAL (cont’d)

The rights issued under the Shareholder Rights Plan will become exercisable only if a person, together with its affiliates, associates and joint actors, acquires or announces its intention to acquire beneficial ownership of shares which, when aggregated with its current holdings, total 20% or more of the Company’s outstanding common shares, other than by a Permitted Bid. Permitted Bids must be made by way of a take-over bid circular prepared in compliance with applicable securities laws and, among other conditions, must remain open for 60 days. If a take-over bid does not meet the Permitted Bid requirements of the Shareholder Rights Plan, the rights will entitle shareholders, other than any shareholder or shareholders making the take-over bid, to purchase additional common shares of the Company at a substantial discount to the market price of the common shares at that time.

Share issuances

During the year ended May 31, 2011 the Company:

a)

Sold to AngloGold, on March 24, 2011, on a private placement basis, an aggregate of 230,764 common shares at a price of $8.13 per share for gross proceeds of $1,876,111 and on August 26, 2010, sold to AngloGold, on a private placement basis, an aggregate of 415,041 common shares at a price of $5.26 per share for gross proceeds of $2,183,116. These issuances were pursuant to AngloGold’s right to maintain its 13.2907% equity interest in the Company.

b)

Closed a bought deal short form prospectus financing (“the Offering”) on November 10, 2010 through the issuance of 10,400,000 common shares at a price of $6.25 per common share for gross proceeds of $65,000,000. The Underwriters also exercised their over-allotment option to acquire an additional 1,560,000 common shares for additional gross proceeds of $9,750,000. Including the proceeds from the exercise of the over-allotment option, the total gross proceeds of the Offering were $74,750,000. In connection with the Offering, the Underwriters received a cash commission equal to 5% of the gross proceeds raised through the Offering, amounting to $3,737,500 in share issuance costs.

c)

Closed a non-brokered private placement through the issuance of 4,900,000 common shares at a price of $6.25 per common share for gross proceeds of $30,625,000 on November 10, 2010. Included in the non-brokered private placement was the issuance of 754,765 common shares to AngloGold for gross proceeds of $4,717,281.

	d)	Issued 3,025,299 common shares for the exercise of 2,977,200 stock options and 48,099 warrants for proceeds of $8,644,792 and transferred related contributed surplus of $5,348,213.

During the year ended May 31, 2010 the Company:

a)

Sold to AngloGold, on August 24, 2009, the Company on a private placement basis, an aggregate of 1,218,283 common shares at a price of $2.68 per share for gross proceeds of $3,265,000 and on March 29, 2010, the Company sold another 67,965 common shares at a price of $5.38 per share for gross proceeds of $365,652. These issuances were pursuant to AngloGold’s right to maintain its 13.2907% equity interest in the Company.

b)

Closed a non-brokered financing of 5,000,000 common shares at a price of $6.00 per share for gross proceeds of $30,000,000 on April 1, 2010. The Company paid a 6% finder’s fee in cash in connection with a portion of the Offering.

	c)	Issued 3,153,701 common shares for the exercise of 2,907,800 stock options and 245,901 warrants for proceeds of $6,003,358 and transferred related contributed surplus of $5,879,697.

INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEARS ENDED MAY 31, 2011, 2010 AND 2009

8.	SHARE CAPITAL (cont’d)

During the year ended May 31, 2009 the Company:

	a)	Issued 25,000 common shares on September 8, 2008, in connection with the lease on the North Bullfrog property which was part of the Spin-out properties (note 2), with a value of $40,000.

b)

Issued 450,000 common shares on November 24, 2008 in connection with the agreement with AngloGold in the Terra and LMS properties, which were part of the Spin-out properties (note 2) with a value of $742,500.

	c)	Issued 5,000 common shares on December 17, 2008 in connection with the North Bullfrog property which was part of the Spin-out properties (note 2), with a value of $6,750.

	d)	Issued 20,000 common shares on January 31, 2009 in connection with the North Bullfrog property which was part of the Spin-out properties (note 2), with a value of $24,200.

e)

Closed a bought deal equity financing through a syndicate of underwriters on March 4, 2009 and sold an aggregate of 4,200,000 common shares of the Company at a price of $2.50 per share for gross proceeds of $10,500,000. The Underwriters received a cash commission of $735,000, and 294,000 non-transferrable broker’s warrants with a fair value of $286,805 which was charged to share issuance costs. Each Broker warrant is exercisable to acquire one common share of the Company at $2.95 until September 4, 2010.

	f)	Issued 5,000 common shares on March 11, 2009 in connection with the North Bullfrog property which was part of the Spin-out properties (note 2), with a value of $13,300.

	g)	Issued 11,809,081 common shares for the exercise of 792,037 stock options and 11,017,044 warrants for proceeds of $27,373,974 and transferred related contributed surplus of $1,194,071.

Warrants

Warrant transactions are summarized as follows:

	2011		2010		2009
		Weighted		Weighted		Weighted
		Average		Average		Average
	Number of	Exercise	Number of	Exercise	Number of	Exercise
	Warrants	Price	Warrants	Price	Warrants	Price

Balance, beginning of year	48,099	$2.95	294,000	$2.95	13,384,666	$2.21
Issued – agent’s warrants	-	$-	-	$-	294,000	$2.95
Exercised	(48,099)	$(2.95)	(245,901)	$(2.95)	(11,017,044)	$(2.33)
Expired	-	$-	-	$-	(2,367,622)	$(1.66)

Balance, end of year	-	$-	48,099	$2.95	294,000	$2.95

There are no warrants outstanding at May 31, 2011.

INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEARS ENDED MAY 31, 2011, 2010 AND 2009

8.	SHARE CAPITAL (cont’d)

Options and SBC

The Company has adopted an incentive stock option plan (the “2006 Plan”). The essential elements of the 2006 Plan provide that the aggregate number of common shares of the Company’s capital stock that may be made issuable pursuant to options granted under the 2006 Plan may not exceed 10% of the number of issued shares of the Company at the time of the granting of the options. Options granted under the 2006 Plan will have a maximum term of ten years. The exercise price of options granted under the 2006 Plan will not be less than the discounted market price of the common shares (defined as the last closing market price of the Company’s common shares immediately preceding the issuance of a news release announcing the granting of the options, less the maximum discount permitted under applicable stock exchange policies), or such other price as may be agreed to by the Company and accepted by the Toronto Stock Exchange. Options granted under the 2006 Plan vest immediately, unless otherwise determined by the directors at the date of grant.

Pursuant to the 2006 Plan, on August 19, 2010 the Company granted incentive stock options to directors, officers, employees and consultants of the Company to purchase 1,495,000 common shares in the capital stock of the Company. The options are exercisable on or before August 19, 2012 at a price of $6.57 per share.

On January 10, 2011, the Company granted incentive stock options to officers, employees and consultants of the Company to purchase 265,000 common shares in the capital stock of the Company. The options are exercisable on or before January 10, 2013 at a price of $9.15 per share. The options will vest evenly over 12 months with the first vesting date being April 10, 2011.

On August 19, 2010, the Company granted incentive stock options to officers, directors, employees and consultants of the Company to purchase 1,495,000 common shares in the capital stock of the Company. The options are exercisable on or before August 19, 2012 at a price of $6.57 per share.

On April 14, 2010 the Company granted incentive stock options to directors, officers, employees and consultants of the Company to purchase 2,835,000 common shares in the capital stock of the Company. The options are exercisable on or before April 14, 2012 at a price of $7.34 per share.

On January 12, 2010 the Company granted incentive stock options to an officer of the Company to purchase 250,000 common shares in the capital stock of the Company. The options are exercisable on or before January 12, 2012 at a price of $7.95 per share.

On May 20, 2009 the Company granted incentive stock options to directors, officers, employees and consultants of the Company to purchase 965,000 common shares in the capital stock of the Company. The options are exercisable on or before May 20, 2011 at a price of $3.15 per share.

On March 12, 2009 the Company granted incentive stock options to directors, officers, employees and consultants of the Company to purchase 885,000 common shares in the capital stock of the Company. The options are exercisable on or before March 12, 2011 at a price of $2.66 per share.

A summary of the status of the stock option plan as of May 31, 2011, and changes during the year is presented below:

INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEARS ENDED MAY 31, 2011, 2010 AND 2009

8.	SHARE CAPITAL (cont’d) Options and SBC

	2011		2010		2009
		Weighted		Weighted		Weighted
		Average		Average		Average
	Number of	Exercise	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price	Options	Price

Balance, beginning of year	5,822,200	$5.08	5,645,000	$2.13	4,589,175	$2.64
Granted	1,760,000	$6.96	3,085,000	$7.39	1,850,000	$2.92
Exercised	(2,977,200)	$(2.86)	(2,907,800)	$(1.82)	(792,037)	$(2.24)
Expired	(5,000)	$(1.75)	-	$-	(2,138)	$(2.70)
Repriced	-	$-	-	$-	(3,675,000)	$(2.75)
Repriced	-	$-	-	$-	3,675,000	$1.75

Balance, end of year	4,600,000	$7.24	5,822,200	$5.08	5,645,000	$2.13

As at May 31, 2011, stock options outstanding are as follows:

	2011			2010			2009
	Exercise	Number of		Exercise	Number of		Exercise	Number of
Expiry Date	Price	Options	Exercisable	Price	Options	Exercisable	Price	Options	Exercisable

July 16, 2010	-	-	-	$1.75	702,200	702,200	$1.75	2,810,000	2,810,000
July 16, 2010	-	-	-	$1.75	355,000	355,000	$1.75	755,000	755,000
January 16, 2010	-	-	-	-	-	-	$1.52	130,000	130,000
February 1, 2010	-	-	-	-	-	-	$2.15	100,000	100,000
March 12, 2011	-	-	-	$2.66	765,000	765,000	$2.66	885,000	801,875
May 20, 2011	-	-	-	$3.15	915,000	915,000	$3.15	965,000	965,000
January 12, 2012	$7.95	250,000	250,000	$7.95	250,000	250,000	-	-	-
April 14, 2012	$7.34	2,660,000	2,660,000	$7.34	2,835,000	2,835,000	-	-	-
August 19, 2012	$6.57	1,425,000	1,425,000	-	-	-	-	-	-
January 10, 2013	$9.15	265,000	66,250	-	-	-	-	-	-

		4,600,000	4,401,250		5,822,200	5,822,200		5,645,000	5,561,875

The Company uses the fair value method for determining SBC expense for all options granted during the fiscal periods. The fair value of options granted was $3,254,815 for continuing operations (2010 - $7,659,829; 2009 - $2,744,674), and $821,171 (2010 - $2,241,363; 2009 - $1,356,730) for discontinued operations, determined using the Black-Scholes option pricing model based on the following weighted average assumptions:

	2011	2010	2009

Expected life (years)	2	2	2
Interest rate	1.42%	1.88%	1.05%
Annualized Volatility	68.91%	79.30%	82.51%
Dividend yield	0%	0%	0%
Exercise price	$6.96	$7.39	$2.89

INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEARS ENDED MAY 31, 2011, 2010 AND 2009

8.	SHARE CAPITAL (cont’d) Options and SBC (cont’d)

	Weighted average fair value of options granted
	2011	2010	2009

Exercise price
Equals	$-	$-	$1.13
exceeds	$2.88	$3.11	$1.43
less than	$2.60	$-	$-
The market price of the stock on the grant date

SBC charges of $3,254,815 (2010 - $7,659,829; 2009 - $2,744,674) were allocated as follows for continuing operations:

	Before
	allocation of		After allocation
2011	SBC	SBC	of SBC

Consulting	$559,252	$1,010,894	$1,570,146
Investor relations	781,692	366,667	1,148,359
Professional fees	580,049	87,356	667,405
Wages and benefits	3,473,754	1,789,898	5,263,652

		$3,254,815

	Before
	allocation of		After allocation
2010	SBC	SBC	of SBC

Consulting	$427,319	$3,295,260	$3,722,579
Investor relations	407,745	710,090	1,117,835
Professional fees	555,387	59,481	614,868
Wages and benefits	2,283,463	3,594,998	5,878,461

		$7,659,829

	Before
	allocation of		After allocation
2009	SBC	SBC	of SBC

Consulting	$198,151	$1,038,317	$1,236,468
Investor relations	290,535	227,884	518,419
Professional fees	258,452	37,932	296,384
Wages and benefits	727,309	1,440,541	2,167,850

		$2,744,674

INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEARS ENDED MAY 31, 2011, 2010 AND 2009

9.	INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows for the year ended May 31:

	2011	2010	2009

Loss from continuing operations before income taxes	$(9,287,012)	$(14,264,957)	$(6,427,244)
Statutory Canadian corporate tax rate	27.67%	29.38%	30.38%

Income tax recovery at statutory rates	$(2,569,716)	$(4,191,044)	$(1,952,597)
Stock-based compensation	1,127,825	2,908,970	1,246,007
Unrecognized items for tax purposes	(282,595)	(1,509,274)	(1,061,327)
Effect of tax rate change	45,202	180,645	16,328
Difference in tax rates in other jurisdictions	(690,466)	(739,533)	(334,209)
Change in valuation allowance	2,369,750	3,350,236	2,085,798

	$-	$-	$-

The significant components of the Company’s future income tax assets are as follows:

	2011	2010	2009

Future income tax assets (liabilities)
Mineral properties	$656,966	$656,948	$683,226
Equipment	(5,345)	(8,689)	(10,218)
Marketable securities	(22,813)	-	-
Charitable donations	85,249	57,196	40,679
Share issue costs	1,171,193	597,764	575,185
Non-capital losses available for future periods	9,978,650	7,125,639	3,789,751

	11,863,900	8,428,858	5,078,623
Valuation allowance	(11,863,900)	(8,428,858)	(5,078,623)

	$-	$-	$-

At May 31, 2011, the Company has available non-capital tax losses for Canadian income tax purposes of approximately $11,636,000 and net operating losses for US income tax purposes of approximately $16,290,000 available for carry-forward to reduce future years’ taxable income, if not utilized, expiring as follows:

	Canada	United States

2025	$82,000	$-
2026	92,000	-
2027	1,031,000	1,423,000
2028	1,301,000	1,402,000
2029	2,378,000	2,982,000
2030	3,014,000	6,063,000
2031	3,738,000	4,420,000

	$11,636,000	$16,290,000

INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEARS ENDED MAY 31, 2011, 2010 AND 2009

9.	INCOME TAXES (cont’d)

In addition, the Company has available mineral resource related expenditure pools for Canadian income tax purposes totalling approximately $2,628,000 which may be deducted against future taxable income in Canada on a discretionary basis. The Company also has available mineral resource expenses that are related to the Company’s exploration activities in the United States of approximately $80,170,000, which may be deductible for US tax purposes. Future tax benefits, which may arise as a result of applying these deductions to taxable income, have not been recognized in these accounts due to the uncertainty of future taxable income.

10.	RELATED PARTY TRANSACTIONS

During the year ended May 31, 2011, the Company paid or accrued $2,029,370 (2010 - $1,816,834; 2009 - $559,844) in consulting, investor relations, wages and benefits to officers, directors and companies controlled by directors of the Company and $56,795 (2010 - $49,534; 2009 - $48,589) in rent and administration to a company with common officers and directors. Professional fees of $81,259 (2010 - $49,667; 2009 - $29,835) and spin-out costs of $63,333 (2010 - $nil; 2009 - $nil) were paid to a company related to an officer of the Company. These figures do not include SBC (note 8).

At May 31, 2011, included in accounts payable and accrued liabilities was $nil (2010 - $19,760; 2009 - $nil) in expenses owing to directors and officers of the Company and $10,091 (2010 - $8,790; 2009 - $4,667) to companies related by common directors and officers. Included in share issuance costs was $63,333 (2010 - $nil; 2009 - $nil) paid to a company related to an officer of the Company.

These amounts were unsecured, non-interest bearing and had no fixed terms of repayment. Accordingly, fair value could not be readily determined.

The Company has entered into a retainer agreement dated August 1, 2008 with Lawrence W. Talbot Law Corporation (“LWTLC”), pursuant to which LWTLC agrees to provide legal services to the Company. Pursuant to the retainer agreement, the Company has agreed to pay LWTLC a minimum annual retainer of $50,000 (plus applicable taxes and disbursements). The retainer agreement may be terminated by LWTLC on reasonable notice, and by the Company on one year’s notice (or payment of one year’s retainer in lieu of notice). An officer of the Company is a director and shareholder of LWTLC.

The Company has also entered into change of control agreements during the year with officers of the Company. In the case of termination, the officers are entitled to an amount equal to a multiple (ranging from twice to once) of the sum of the annual base salary then payable to the officer, the aggregate amount of bonus(es) (if any) paid to the officer within the calendar year immediate preceding the Effective Date of Termination, and an amount equal to the vacation pay which would otherwise be payable for the one year period next following the Effective Date of Termination.

These transactions with related parties have been valued in these financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEARS ENDED MAY 31, 2011, 2010 AND 2009

11.	GEOGRAPHIC SEGMENTED INFORMATION

	Canada	United States	Total

2011
Mineral properties – continuing operations	$1	$80,169,667	$80,169,668
Property and equipment	$16,753	$126,818	$143,571
Current assets	$110,544,083	$1,847,768	$112,391,851

Total assets	$110,560,837	$82,144,253	$192,705,090

2010
Mineral properties – continuing operations	$1	$41,849,484	$41,849,485
Mineral properties – discontinued operations	$-	$12,245,690	$12,245,690
Property and equipment	$11,918	$68,122	$80,040
Current assets	$43,227,795	$990,652	$44,218,447

Total assets	$43,239,714	$55,153,948	$98,393,662

2009
Mineral properties – continuing operations	$1	$22,363,152	$22,363,153
Mineral properties – discontinued operations	$-	$11,054,413	$11,054,413
Property and equipment	$15,191	$54,724	$69,915
Current assets	$32,719,106	$126,883	$32,845,989

Total assets	$32,734,298	$33,599,172	$66,333,470

	2011	2010	2009

Net loss from continuing operations for the year - Canada	$(4,897,523)	$(8,990,112)	$(3,860,354)
Net loss from continuing operations for the year – United States	(4,389,489)	(5,274,845)	(2,566,890)

Net loss from discontinued operations for the year - Canada	(844,813)	(2,752,594)	(1,899,047)
Net loss from discontinued operations for the year - United States	(89,344)	(850,775)	(1,447,632)

Net loss for the year	$(10,221,169)	$(17,868,326)	$(9,773,923)

INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEARS ENDED MAY 31, 2011, 2010 AND 2009

12.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP

These consolidated financial statements are prepared in accordance with GAAP in Canada, which differs in certain respects from GAAP in the United States. The material differences between Canadian and United States GAAP, in respect of these consolidated financial statements, are as follows:

	a)	Mineral property exploration and development

Under United States GAAP, all mineral exploration and development property expenditures are expensed in the year incurred in an exploration stage company until there is substantial evidence that a commercial body of minerals has been located. Canadian GAAP allows mineral exploration and development property expenditures to be deferred during this process.

The effect on the Company’s consolidated financial statements is summarized below:

	2011	2010	2009

Consolidated Statements of Operations and Comprehensive Loss
Loss from continuing operations for the year under Canadian GAAP	$(9,287,012)	$(14,264,957)	$(6,427,244)
Mineral property expenditures, net	(38,289,013)	(20,171,472)	(9,784,416)

Loss from continuing operations for the year under United States GAAP	$(47,576,025)	$(34,436,429)	$(16,211,660)

Loss from continuing operations per share under United States GAAP	$(0.61)	$(0.58)	$(0.36)

	2011	2010	2009

Consolidated statements of Operations and Comprehensive Loss
Loss from discontinued operations for the year under Canadian GAAP	$(934,157)	$(3,603,369)	$(3,346,679)
Mineral property expenditures, net	(146,718)	(140,277)	(165,157)

Loss from discontinued operations for the year under United States GAAP	$(1,080,875)	$(3,743,646)	$(3,511,836)

Loss from discontinued operations per share under United States GAAP	$(0.01)	$(0.06)	$(0.08)

INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEARS ENDED MAY 31, 2011, 2010 AND 2009

12.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP (cont’d)

a)	Mineral property exploration and development (cont’d)

	2011	2010	2009

Consolidated Balance Sheets
Mineral Properties under Canadian GAAP	$80,169,668	$41,849,485	$22,363,153
Mineral property expenditures (cumulative)	(74,999,946)	(36,710,933)	(16,539,461)

Mineral Properties under United States GAAP	$5,169,722	$5,138,552	$5,823,692

Long-term assets related to discontinued operations under Canadian GAAP	$-	$12,245,690	$11,054,413
Mineral property expenditures (cumulative)	-	(8,483,369)	(8,343,092)

Long-term assets related to discontinued operations under United States GAAP	$-	$3,762,321	$2,711,321

Deficit under Canadian GAAP	$(39,844,514)	$(41,396,890)	$(23,528,564)
Mineral property expenditures (cumulative)	(74,999,946)	(45,194,302)	(24,882,553)

Deficit under United States GAAP	$(114,844,460)	$(86,591,192)	$(48,411,117)

	2011	2010	2009

Consolidated statements of cash flows
Cash used in operating activities from continuing operations per Canadian GAAP	$(6,670,925)	$(4,276,027)	$(1,938,845)
Effect of the write-off of exploration expenditures	(36,139,768)	(21,303,867)	(11,294,605)

Cash used in operating activities from continuing operations per United States GAAP	$(42,810,693)	$(25,579,894)	$(13,233,450)

Cash used in investing activities from continuing operations per Canadian GAAP	$(36,002,692)	$(21,345,115)	$(11,322,431)
Effect of the write-off of exploration expenditures	36,139,768	21,303,867	11,294,605

Cash used in investing activities from continuing operations per United States GAAP	$(137,076)	$(41,248)	$(27,826)

INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEARS ENDED MAY 31, 2011, 2010 AND 2009

12.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP (cont’d)

a)	Mineral property exploration and development (cont’d)

	2011	2010	2009

Consolidated statements of cash flows
Cash used in operating activities from discontinued operations per Canadian GAAP	$(198,273)	$(1,354,922)	$(1,041,786)
Effect of the write-off of exploration expenditures	(146,718)	(98,850)	(1,208,159)

Cash used in operating activities from discontinued operations per United States GAAP	$(344,991)	$(1,453,772)	$(2,249,945)

Cash provided by (used in) investing activities from discontinued per Canadian GAAP	$616,684	$(348,850)	$(1,208,159)
Effect of the write-off of exploration expenditures	146,718	98,850	1,208,159

Cash provided by (used in) investing activities from discontinued operations per United States GAAP	$763,402	$(250,000)	$-

b)	SBC

The Company has adopted Statement of Financial Accounting Standards No. 123R (codified under ASC 178 and ASC 505-50), and records compensation cost for stock-based employee compensation plans at fair value. Accordingly, compensation cost for stock options granted is measured as the fair value at the date of grant, and there is no difference in these consolidated financial statements.

c)	Loss per share

Under both Canadian and United States GAAP basic loss per share is calculated using the weighted average number of common shares outstanding during the period.

Under United States GAAP, the weighted average number of common shares outstanding excludes any shares that remain in escrow, but may be earned out based on the Company incurring a certain amount of exploration and development expenditures. The weighted average number of shares outstanding under United States GAAP for the year ended May 31, 2011 was 77,550,644 (2010 - 59,603,193; 2009 - 45,089,555).

d)	Income taxes

Under United States GAAP, the Company would have initially recorded an income tax asset for the benefit of the resource deduction pools. This asset would have been reduced to $Nil by a valuation allowance. The result is no difference in net income reported between Canadian and United States GAAP.

INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEARS ENDED MAY 31, 2011, 2010 AND 2009

12.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP (cont’d)

	e)	Adoption of IFRS

On June 1, 2011, the Company will transition from the current Canadian GAAP standards to IFRS. The Company will not provide a reconciliation to United States GAAP in future financial statements.

13.	COMMITMENTS

	a)	Commitments for minerals properties (note 7).

b)

The Company has entered into several office and warehouse lease agreements with options to renew expiring on July 31, 2013. Total rental to that date is $229,385 (USD 236,821). Future minimum lease payments for the next three fiscal years are as follows:

2012	$116,079
2013	98,577
2014	14,729

$229,385

14.	CAPITAL MANAGEMENT

The Company manages its capital structure, being its share capital, and makes adjustments to it, based on the funds available to the Company, in order to support future business opportunities. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company currently has no source of revenues. As such, the Company is dependent upon external financings to fund activities. In order to carry future projects and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company’s approach to capital management during the year ended May 31, 2011. The Company is not subject to externally imposed capital requirements.

15.	COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform with the consolidated financial statement presentation adopted in the current year.

INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEARS ENDED MAY 31, 2011, 2010 AND 2009

16.	SUPPLEMENTAL CASH FLOW INFORMATION

	2011	2010	2009

Interest paid	$-	$-	$-
Income taxes paid	$-	$-	$-

Non-cash investing and financing transactions – continuing operations:
Issuance of agent’s warrants for share issuance costs	$-	$-	$286,805
Accounts payable and accrued liabilities included in mineral property expenditures	$3,676,106	$679,247	$87,253

Non-cash investing and financing transactions – discontinued operations:
Shares issued to acquire long-term assets related to discontinued operations	$-	$801,000	$826,750
Accounts payable and accrued liabilities included in mineral property expenditures	$-	$53,783	$83,386

17.	SUBSEQUENT EVENTS

Subsequent to May 31, 2011, the Company

a)

On June 1, 2011, the Company granted incentive stock options to an officer of the Company to purchase 1,000,000 common shares in the capital stock of the Company. The options are exercisable on or before May 9, 2016 at a price of $8.35 per share and will vest as to 333,333 shares on June 1, 2011, as to 333,333 shares on May 9, 2012 and as to the balance on May 9, 2013.

b)

On July 28, 2011, the Company granted incentive stock options to officers and directors of the Company to purchase 950,000 common shares in the capital stock of the Company. The options are exercisable on or before July 28, 2013 at a price of $7.47 per share.

c)

On August 23, 2011, the Company granted incentive stock options to an officer and an employee of the Company to purchase 650,000 common shares in the capital stock of the Company. The options are exercisable on or before August 24, 2016 at a price of $8.07 per share and will vest as to one third on August 23, 2011, as to one third on August 23, 2012 and as to the balance on August 23, 2013.

	d)	Issued 35,000 common shares on the exercise of 35,000 stock options for proceeds of $229,950.